UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2026

Carl A. Merton
Chief Financial Officer
Tilray Brands, Inc.
265 Talbot Street West
Leamington, ON N8H 5L4
Canada

Re: Tilray Brands, Inc.
Form 10-K for the fiscal year ended May 31, 2025
Form 10-Q for the quarterly period ended August 31, 2025
File No. 001-38594

Dear Carl A. Merton:

We have reviewed your February 27, 2026 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 18, 2026 letter.

Form 10-Q for the quarterly period ended August 31, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations, page 28

1. We have read your response to comment one. Please further revise your future filings as applicable to highlight that the change in fair value of contingent consideration of $15.0 million recognized during the three months ended August 31, 2025, resulted in net income for the period then ended, when we note you historically report a net loss.

Please contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences